UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

ARCA biopharma, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00211Y506

(CUSIP Number)

Jacob Ma-Weaver

Cable Car Capital LLC

2261 Market Street #4307

San Francisco, California 94114

(415) 857-1965

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00211Y506

1	NAME OF REPORTING PERSON

The Funicular Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,580,452
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,580,452
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,580,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.91%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 00211Y506

1	NAME OF REPORTING PERSON

Jacob Ma-Weaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,581,119 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,581,119 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,581,119 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.91%
14	TYPE OF REPORTING PERSON

IN

(1) Excludes shares of Common Stock underlying certain call options which will not vest within sixty days hereof.

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CUSIP No. 00211Y506

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and restated to read as follows:

The Shares to which this Amendment No. 5 relates were acquired for an aggregate purchase price of $5,147,153 inclusive of brokerage commissions and net of premium received from written option contracts. Funds for the purchase were obtained from the available working capital of the Fund. Although the Fund has the ability to obtain margin loans in the ordinary course of its business, no part of the purchase price was obtained on margin or through any other borrowings.

Call options referencing 12,000 Shares, 667 Shares of which Mr. Ma-Weaver may be deemed to beneficially own, were awarded to him on June 15, 2022, for no consideration in connection with his service on the Board.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On June 15, 2022, Cable Car Capital LLC, the Funicular Fund, LP and Jacob Ma-Weaver (collectively, “Cable Car”) entered into a Cooperation Agreement (the “Agreement”) with the Issuer.

Pursuant to the Agreement, the board of directors of the Issuer (the “Board”) has appointed Jacob Ma-Weaver as a Class III director with a term expiring at the Issuer’s 2024 annual meeting of stockholders, effective June 15, 2022 (the “First Director Appointment”) and appointed Mr. Ma-Weaver to the Special Committee of the Board previously announced on April 18, 2022.

Additionally, under the terms of the Agreement, the Issuer and Cable Car will initiate a process to identify a mutually acceptable second independent director to join the Company’s slate of director nominees standing for election at the 2022 annual meeting of stockholders (the “Second Director Appointment”).

Under the terms of the Agreement, Cable Car has agreed to abide by customary standstill restrictions from the date of the Agreement until the earlier to occur of (i) the 180th day after the First Director Appointment is no longer serving as a director of the Issuer and (ii) the 90th day prior to the 2023 annual meeting of stockholders (such period, the “Cooperation Period”), including that Cable Car will not, among other things, (i) seek additional representation, or the removal of an existing director, on the Board, (ii) engage in any solicitation of proxies, or (iii) initiate, propose or otherwise solicit, including any solicitations of the type contemplated by Rule 14a-2(b) promulgated under the Securities Exchange Act of 1934 of the Company’s stockholders for the approval of any stockholder proposal. The Issuer and Cable Car also agreed to customary mutual non-disparagement obligations.

The foregoing description is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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CUSIP No. 00211Y506

Item 5.	Interest in Securities of the Issuer

Items 5 (a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Common Stock reported owned by the Reporting Persons is based on 14,410,143 shares outstanding, as of April 29, 2022, which is the total number of shares outstanding as reported on the cover page of the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2022. As of the close of business on June 21, 2022, the Fund beneficially owned 2,580,452 Shares. Cable Car, as the General Partner of the Fund, may be deemed the beneficial owner of the 2,580,452 Shares owned by the Fund. Mr. Ma-Weaver, as the Managing Member of Cable Car, may be deemed the beneficial owner of the 2,580,452 Shares owned by the Fund and 667 Shares underlying certain call options which have vested or will vest within 60 days hereof.

(b)       The Fund has sole voting and dispositive power over the shares reported herein.

(c)       None of the Fund, Cable Car or Mr. Ma-Weaver have entered into any transactions in the Shares since the filing of Amendment No. 4 the Schedule 13D. Each Reporting Person and Cable Car disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 15, 2022, the Reporting Persons and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement, dated June 15, 2022 (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2022.

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CUSIP No. 00211Y506

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2022

The Funicular Fund, LP

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member of the General Partner

/s/ Jacob Ma-Weaver
Jacob Ma-Weaver

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